

Mail Stop 3561

November 17, 2009

Mr. Eran Rotem, Chief Financial Officer
Tefron Ltd.
Industrial Center Teradyon
P.O. Box 1365
Misgav 20179, Israel

      Re: **Tefron Ltd.**
              Form 20-F for Fiscal Year Ended December 31, 2008
              Filed June 30, 2009
              File No. 001-14680

Dear Mr. Rotem:

      We have reviewed your filing and have the following comments. Please address the comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 33

2008 Developments, page 34

1.   We note the disclosure that during February 2009, you decided upon the implementation of a comprehensive efficiency plan to concentrate a number of productions sites operating in Jordan into few and larger operating sites and to reduce manpower, among other things. Please tell us and describe in future filings the nature and amount of obligations arising from the efficiency plan and

the expected timing of payments under the plan to the extent the costs are material.

2.   We note in the fourth paragraph on page 35 that, beginning the second quarter of 2009, you expect a significant decrease in sales to two of your main customers Nike and Victoria's Secret. Please tell us and expand your discussion in future filings to describe the reasons why you expect this significant decrease.

Loan Facilities, page 42

3.   We note that the terms of your loan facilities prohibit you from paying cash dividends to your shareholders. Please tell us and disclose in future filings whether the $8 million cash dividend declared in April 2008 violated the terms of your loan facilities.

Notes to consolidated financial statements, page F-9

4.   We note in section d. on page F-9 that you disclose working capital before re-classification of long-term loans to short-term. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K in the presentation of this measure, or confirm to us that you will remove the measure in future filings.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services